Exhibit 99.3

CHARTER OF THE NOMINATING AND CORPORATE GOVERNANCE

COMMITTEE OF NATURE’S MIRACLE HOLDING INC.

Membership

The Nominating and Corporate Governance Committee (the “Committee”) of the board of directors (the “Board”) of Nature’s Miracle Holding Inc. (the “Company”) shall consist of two or more directors. Each member of the Committee shall be independent in accordance with the rules of the NASDAQ Stock Market LLC (“NASDAQ”).

The members of the Committee shall be appointed by the Board based on recommendations from the nominating and corporate governance committee of the Board. The members of the Committee shall be appointed for one-year terms and shall serve for such term or terms as the Board may determine or until earlier resignation or death. The Board may remove any member from the Committee at any time with or without cause.

Purpose

The purpose of the Committee is to carry out the responsibilities delegated by the Board relating to the Company’s director nominations process and procedures, developing and maintaining the Company’s corporate governance policies and any related matters required by the federal securities laws.

Duties and Responsibilities

The Committee shall have the following authority and responsibilities:

●	To identify and screen individuals qualified to become members of the Board, consistent with the criteria approved by the Board. The Committee shall consider any director candidates nominated or recommended by the Company’s stockholders based upon criteria established by the Board set forth in the Company’s corporate governance guidelines. The Committee shall also consider any nominations of director candidates validly made by stockholders in accordance with applicable laws, rules and regulations and the provisions of the Company’s charter documents.

●	To make recommendations to the Board regarding the selection and approval of the nominees for director to be submitted to a stockholder vote at the annual meeting of stockholders.

●	To develop and recommend to the Board a set of corporate governance guidelines applicable to the Company, to review these principles at least once a year and to recommend any changes to the Board.

●	To oversee the Company’s corporate governance practices and procedures, including identifying best practices and reviewing and recommending to the Board for approval any changes to the documents, policies and procedures in the Company’s corporate governance framework, including its certificate of incorporation and by-laws.

●	To develop, subject to approval by the Board, a process for an annual evaluation of the Board and its committees and to oversee the conduct of this annual evaluation.

●	To review the Board’s committee structure and composition and to make recommendations to the Board regarding the appointment of directors to serve as members of each committee and committee chairmen annually.

●	If a vacancy on the Board and/or any Board committee occurs, to identify and make recommendations to the Board regarding the selection and approval of candidates to fill such vacancy either by election by stockholders or appointment by the Board.

●	To develop and recommend to the Board for approval director independence standards in addition to those required by NASDAQ, if any, for determining whether a director has a material relationship with the Company.

●	To review and discuss with management disclosure of the Company’s corporate governance practices, including information regarding the operations of the Committee and other Board committees, director independence and the director nominations process, and to recommend that this disclosure be, included in the Company’s proxy statement or annual report on Form 10-K, as applicable.

●	To develop and recommend to the Board for approval a succession plan for the CEO and other key executive officers (the “Succession Plan”), to] review the Succession Plan periodically with the CEO, develop and evaluate potential candidates for CEO or other executive positions and recommend to the Board any changes to and any candidates for succession under the Succession Plan.

Outside Advisors

The Committee shall have the authority, in its sole discretion, to select, retain and obtain the advice of a director search firm as necessary to assist with the execution of its duties and responsibilities as set forth in this Charter. The Committee shall set the compensation and oversee the work of the director search firm. The Committee shall have the authority, in its sole discretion, to retain and obtain the advice and assistance of outside counsel, an executive search firm, and such other advisors as it deems necessary to fulfill its duties and responsibilities under this Charter. The Committee shall set the compensation and oversee the work of its outside counsel, the executive search firm, the compensation consultant and any other advisors. The Committee shall receive appropriate funding from the Company, as determined by the Committee in its capacity as a committee of the Board, for the payment of compensation to its search consultants, outside counsel, compensation consultant and any other advisors.

Structure and Operations

The Board shall designate a member of the Committee as the chairperson. The Committee shall meet at least once a year at such time and place as it deems necessary to fulfill its responsibilities. The Committee shall report regularly to the Board regarding its actions and make recommendations to the Board as appropriate. The Committee is governed by the same rules regarding meetings (including meetings in person or by telephone or other similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board.

The Committee shall review this Charter at least annually and recommend any proposed changes to the Board for approval.

Delegation of Authority

The Committee shall have the authority to delegate any of its responsibilities, along with the authority to take action in relation to such responsibilities, to one or more subcommittees as the Committee may deem appropriate in its sole discretion.

Performance Evaluation

The Committee shall conduct an annual evaluation of the performance of its duties under this charter and shall present the results of the evaluation to the Board. The Committee shall conduct this evaluation in such manner as it deems appropriate.